UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gogo Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

38046C109

(CUSIP Number of Class of Securities)

Marguerite M. Elias

Executive Vice President, General Counsel and Secretary

Gogo Inc.

111 North Canal Street, Suite 1500

Chicago, Illinois 60606

(312) 517-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Matthew E. Kaplan

Jonathan F. Lewis

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

Fax: (212) 909-6836

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee**
$1,671,385	$217
*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in this offer will be tendered pursuant to this offer. This calculation assumes that options to purchase an aggregate of 7,087,993 shares of the issuer’s common stock, having an aggregate value of $1,671,385 as of May 7, 2020, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0001298% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border third-party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Exchange Offer”) by Gogo Inc., a Delaware corporation (the “Company”), to provide eligible employees (which includes all current employees and executive officers of the Company and its subsidiaries and excludes all non-executive members of the Company’s Board of Directors) (the “Board”) with the opportunity to exchange certain Eligible Options (as defined below) for a lesser number of Replacement Options (as defined below), upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Options dated May 14, 2020 (the “Offer to Exchange”) and the Election Form on the Offer Website, attached hereto as Exhibits (a)(1)(A) and (a)(1)(C), respectively, and incorporated herein by reference.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The Company, Gogo Inc., is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 111 North Canal Street, Suite 1500, Chicago, Illinois 60606 and the telephone number of its principal executive offices is (312) 517-5000.

(b)	Securities.

The subject securities are the outstanding options to purchase shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”) issued under the Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan, Gogo Inc. 2013 Omnibus Incentive Plan and Aircell Holdings Inc. Stock Option Plan that (i) have exercise prices equal to or greater than 150% of the closing trading price of our common stock on May 13, 2020, (ii) are held by Eligible Participants and (iii) are not Excluded Options (the “Eligible Options”).

An “Excluded Option” is an option that: has a normal expiration date of June 2020; has a performance-vesting condition with a performance period ending in May 2020; was granted in calendar year 2020; or was granted to our Chief Executive Officer in his capacity as a non-employee director of the Board.

An “Eligible Participant” refers to an employee of the Company or any of its subsidiaries who has not submitted a notice of resignation or received a notice of termination, between the date the Exchange Offer commences and expiration of the Exchange Offer on June 12, 2020 at 5:00 pm Central Time, as such time may be extended (the “Expiration Time”). Non-employee directors of the Board are not eligible to participate in the Exchange Offer. Employees who are on furlough or an authorized leave of absence are considered to be employed by Gogo for purposes of determining eligibility to participate in the Exchange Offer. Any Eligible Participant who is on an authorized leave of absence or furlough will be able to participate in the Exchange Offer, so long as they are an employee of the Company or any of its subsidiaries (whether active, on authorized leave of absence or on furlough) at both the commencement of the Exchange Offer and the Expiration Time.

These Eligible Options will be eligible to be exchanged in the Exchange Offer for a lesser number of Replacement Options (as defined below) to purchase shares of Common Stock with an exercise price equal to the closing price of the Common Stock on the NASDAQ Global Select Market (“NASDAQ”) on the date of grant (the “Replacement Options”). As of May 13, 2020, there were 7,087,993 Eligible Options outstanding.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(11) also contain information regarding the Eligible Options.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under Section 14 (“Consideration; Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(c)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under Section 8 (“Information Concerning Us; Financial Information”), including Schedule A to the Offer to Exchange; and Section 15 (“Additional Information”) of the Offer to Exchange is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020 are also incorporated herein by reference and are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options, dated May 14, 2020.

(a)(1)(B)	Form of Announcement Email to Eligible Participants.

(a)(1)(C)	Election Form on the Exchange Offer Website.

(a)(1)(D)	Form of Confirmation Email to Eligible Participants.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Final Reminder Email.

(a)(1)(G)	Form of Notice of Expiration of Exchange Offer Email.

(a)(1)(H)	Screenshots from the Exchange Offer Website.

(a)(1)(I)	Employee Informational Presentation.

(a)(1)(J)	Summary Term Sheet—Questions and Answers, incorporated herein by reference to pages 5 through 15 of Exhibit (a)(1)(A) to this Schedule TO.

(a)(1)(K)	Form of Stock Option Agreement for Replacement Options for the Amended and Restated Gogo Inc. 2016 Omnibus Plan.

(b)	Not applicable.

(d)(1)	Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan (incorporated herein by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2018).

(d)(2)	Form of Stock Option Agreement for the Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan.

(d)(3)	Form of Performance Stock Option Agreement for the Amended and Restated Gogo Inc. 2016 Omnibus Incentive Plan.

(d)(4)	Gogo Inc. 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to Gogo Inc. Registration Statement on Form S-1 filed with the SEC on June 18, 2013).

(d)(5)	Form of Stock Option Agreement for Gogo Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5.2 to the Company’s Form 10-K filed with the SEC on March 14, 2014).

(d)(6)	Aircell Holdings Inc. Stock Option Plan (incorporated by reference to Exhibit 10.3.1 to Gogo Inc. Registration Statement on Form S-1 filed with the SEC on December 23, 2011).

(d)(7)	Amendment No. 1 to the Aircell Holdings Inc. Stock Option Plan, effective as of June 2, 2010 (incorporated by reference to Exhibit 10.3.2 to Gogo Inc. Registration Statement on Form S-1).

(d)(8)	Amendment No. 2 to the Aircell Holdings Inc. Stock Option Plan, dated as of December 14, 2011(incorporated by reference to Exhibit 10.3.3 to Gogo Inc. Registration Statement on Form S-1).

(d)(9)	Amendment No. 3 to the Aircell Holdings Inc. Stock Option Plan, effective as of May 31, 2013 (incorporated by reference to Exhibit 10.3.4 to Gogo Inc. Registration Statement on Form S-1).

(d)(10)	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan.

(d)(11)	Form of Stock Option Agreement for Aircell Holdings Inc. Stock Option Plan (for June 2013 grants) (incorporated by reference to Exhibit 10.3.6 to Gogo Inc. Registration Statement on Form S-1).

(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gogo Inc.

By:	/s/ Oakleigh Thorne
Oakleigh Thorne
President and Chief Executive Officer

Dated: May 14, 2020